May 1, 2008

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Hospira, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 1-31946

Dear Mr. Rosenberg:

We have received the SEC’s comment letter dated April 28, 2008.  As discussed with Mr. Rodriguez, Hospira will respond to the SEC’s April 28 letter on or before Friday, May 23, 2008.  If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Deborah Koenen
Deborah Koenen

cc:	Gus Rodriguez
Mary Mast

Hospira, Inc.	Deborah K. Koenen
275 North Field Drive	Legal Department
Lake Forest, IL 60045	Senior Counsel Securities
T 224.212.2000	Phone: (224) 212-2199
www.hospira.com	Fax: (224) 212-2088
deborah.koenen@hospira.com